EXHIBIT 20
                                                                    PAGE 1 OF 5

    HOST MARRIOTT SERVICES REPORTS THIRD QUARTER NET INCOME OF $18.5 MILLION

                 COMPANY ALSO ANNOUNCES THREE NEW MALL CONTRACTS

BETHESDA, MD, OCTOBER 8, 1998 -- Host Marriott Services [NYSE:HMS] today reported net income for the third quarter of 1998 of $18.5 million, or $0.52 per diluted share, compared to net income of $18.9 million, or $0.52 for the third quarter of 1997. Revenues for the third quarter of 1998 totaled $362.2 million, an increase of $21.5 million, or 6% over the third quarter of 1997. Earnings before interest expense, taxes, depreciation, amortization and other non-cash items (EBITDA) was $49.5 million for the third quarter of 1998, compared to EBITDA of $50.4 million for the third quarter of 1997.

As the company has previously announced, during the third quarter, the company's airport business line was negatively impacted by the Northwest Airlines pilots strike. The impact was most evident in Northwest's hub locations in Minneapolis / St. Paul, Detroit and Memphis, where the airline accounts for approximately 75%-80% of total enplanements. In addition, the slowdown in the Asian economy has negatively impacted a number of the company's international locations as well as its duty-free operations in several key gateway airports in the United States. The Northwest strike and the Asian slowdown had an estimated combined negative effect on earnings per share of $0.05.

William W. McCarten, President and Chief Executive Officer, noted, "We are very pleased that the Northwest strike has been settled and that our sales at Northwest locations have returned to close to pre-strike levels. Our long-term fundamentals and growth prospects remain strong, as demonstrated by our recent success in signing three mall contracts and adding Shenzhen, China to our international portfolio."
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                                                                    EXHIBIT 20
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Net income for the first three quarters of 1998  increased to $20.8 million,  or
$0.58 per diluted share, compared to net income of $19.7 million, or $0.54, for the first three quarters of 1997. Revenues totaled $962.1 million for the first three quarters of 1998, which represented a 7% increase over the same period in 1997. EBITDA grew to $98.9 million for the first three quarters of 1998, an increase of 3% over the comparable period in 1997.

Operating profit for the third quarter of 1998 was $35.2 million, down from $36.6 million last year, reflecting the impact of the Northwest strike and the economic slowdown in Asia. Operating profit for the first three quarters of 1998 increased to $55.7 million compared to $54.5 million in 1997, an increase of 2%, also reflecting the factors noted above.

The company's effective income tax rate for the third quarter of 1998 and 1997 was 30.5% and 32.7%, respectively. The effective rates reflect benefits recorded to recognize utilization of certain tax credits previously projected to expire unrealized.

Overall, airport concession revenues grew by 7% or $15.3 million during the third quarter of 1998. Revenues at comparable domestic airports also grew by 7% during the third quarter of 1998, reflecting an estimated 4% growth in passenger enplanements and a 3% increase in revenues per enplaned passenger ("RPE"). Revenues at comparable domestic airports comprise over 85% of the company's total domestic airport revenues. Operating profit during the third quarter in the airport business line decreased by $2.8 million or 9%, primarily from the negative impact of the Northwest strike and the economic slowdown in Asia.

Travel plaza revenues increased by $3.9 million or 4% for the third quarter of 1998. An increase in tollroad traffic due to low gasoline prices, as well as moderate increases in menu prices resulted in

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                                                                    EXHIBIT 20
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solid revenue growth in this business  line.  For the third  quarter,  operating profit in the travel plaza business line was up by $800 thousand or 5% over the same quarter of last year.

Revenues for the third quarter of 1998 in the shopping mall and entertainment business line were up 18% over a year ago. The openings of the Grapevine Mills Mall and the Vista Ridge Mall food courts in late 1997 contributed significantly to the increase. Operating profit for the third quarter in the shopping mall and entertainment business line increased by $200 thousand compared to the same period a year ago, primarily due to the solid performance in entertainment concessions which was partially offset by start-up costs associated with new mall contracts.

In separate press releases dated today, the company announced three new shopping mall food court contracts with combined projected annual revenues of approximately $30 million. The first contract is a 12-year deal with The Taubman Company to operate the food and beverage concessions in a 6,700 square foot food court in the 1.0 million square foot MacArthur Center in Norfolk, Virginia, beginning in March of 1999. The second contract is a ten-year deal with Glimcher Realty Trust to operate the food and beverage concessions in a 10,800 square foot food court in the 1.3 million square foot Jersey Gardens Mall in Elizabeth, New Jersey, beginning in the late Fall of 1999. The third contract is a ten-year deal with Michael Swerdlow Companies, Inc. to operate the food and beverage concessions in a 9,000 square foot food court in the 1.4 million square foot Dolphin Mall in Miami-Dade County, Florida, beginning in late 1999. The company has now secured ten shopping mall food court contracts with terms of ten years or more each with eight separate mall developers.

In August, the company announced a two-year 1.9 million share repurchase program to offset employee stock ownership plans. To date, the company has purchased approximately 900,000 shares under this new share repurchase program.

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                                                                    EXHIBIT 20
                                                                    PAGE 4 OF 5
                                  * * * * * * *

Host Marriott Services, with its worldwide headquarters in Bethesda, Maryland, is the leading food, beverage and retail concessionaire at nearly 200 travel and entertainment venues, with approximately 24,000 employees in seven countries around the globe. Host Marriott Services is best known for its custom solutions business approach that combines internationally known brands with regional favorites in airports, travel plazas, shopping malls and entertainment attractions. Many of the company's concessions are operated under license agreements with branded partners such as Burger King, Starbucks Coffee, Pizza Hut, Chili's, Cinnabon, TCBY "Treats," Sbarro, Taco Bell, Cheers, California Pizza Kitchen, Cool Planet, Tie Rack and The Body Shop.

NOTE: The company's results of operations are significantly affected by the various travel and shopping seasons. Customer traffic is generally the strongest in the summer vacation months, particularly from Memorial Day through Labor Day, which has historically produced seasonally strong third quarter earnings. Shopping mall food court customer traffic is generally the busiest during the fall and winter holiday season.

This press release contains "forward-looking statements" within the meaning of federal securities laws, including, but not limited to, statements concerning the company's outlook for 1998 and beyond; the growth in total revenue for 1998 and subsequent years; business strategies and anticipated results and similar statements concerning events and expectations that are not historical facts. These forward-looking statements are subject to numerous risks and uncertainties, including the effects of seasonality, airline and tollroad industry fundamentals, general economic conditions (including the current economic downturn in Asia), the potential adverse impact of the Year 2000 issue on operations, competitive forces within the food, beverage and retail concessions industries, and the availability of cash flow to fund future capital expenditures. Forward-looking statements are inherently uncertain, and investors must recognize that actual results could differ materially from those expressed or implied by the statements. A detailed discussion of these risks and uncertainties is contained in the company's 1997 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

FOR MORE INFORMATION:
MEDIA INQUIRIES:              INVESTOR RELATIONS:         WEBSITE / TELEPHONE:
Wendy Watkins:                Sharon Whiting:             http://www.hmscorp.com
(301) 380-7903                (301) 380-7215              1-888-380-HOST

                                --Table Follows--

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                                                                    EXHIBIT 20
                                                                    PAGE 5 OF 5


                       HOST MARRIOTT SERVICES CORPORATION
                   CONSOLIDATED OPERATING RESULTS (UNAUDITED)
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                              TWELVE              TWELVE           THIRTY-SIX         THIRTY-SIX
                                                            WEEKS ENDED        WEEKS ENDED        WEEKS ENDED         WEEKS ENDED
                                                           SEPTEMBER 11,      SEPTEMBER 12,      SEPTEMBER 11,       SEPTEMBER 12,
                                                               1998              1997 (A)             1998             1997 (A)
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------
OPERATING SUMMARY
REVENUES                                                           $ 362.2            $ 340.7            $ 962.1            $ 896.4

OPERATING COSTS AND EXPENSES                                         327.0              304.1              906.4              841.9
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

OPERATING PROFIT                                                      35.2               36.6               55.7               54.5

    Interest expense                                                  (9.3)              (9.2)             (27.7)             (27.6)
    Interest income                                                    0.7                0.7                2.0                2.5
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

INCOME BEFORE INCOME TAXES                                            26.6               28.1               30.0               29.4
Provision for income taxes                                             8.1                9.2                9.2                9.7
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

NET INCOME                                                        $   18.5            $  18.9            $  20.8            $  19.7
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

INCOME PER COMMON SHARE
    Basic                                                           $ 0.55             $ 0.54             $ 0.61             $ 0.57
    Diluted                                                         $ 0.52             $ 0.52             $ 0.58             $ 0.54

Weighted Average Common Shares Outstanding
    Basic                                                             34.1               34.7               34.2               34.6
    Diluted                                                           35.7               36.6               35.8               36.4

EBITDA                                                             $  49.5            $  50.4            $  98.9            $  96.0
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

REVENUES BY BUSINESS LINE
    Airports                                                       $ 245.3            $ 230.0            $ 684.3            $ 634.7
    Travel Plazas                                                    101.7               97.8              232.4              223.3
    Shopping Malls and Entertainment                                  15.2               12.9               45.4               38.4
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

       Total revenues                                              $ 362.2            $ 340.7            $ 962.1            $ 896.4
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

OPERATING PROFIT BY BUSINESS LINE (B)
    Airports                                                       $  28.3            $  31.1            $  72.4            $  69.2
    Travel Plazas                                                     17.9               17.1               20.0               19.4
    Shopping Malls and Entertainment                                   1.2                1.0                2.6                3.0
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------
       Total operating profit                                     $   47.4           $   49.2           $   95.0           $   91.6
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

PERIOD END BALANCE SHEET DATA                                 SEPTEMBER 11,      September 12,
                                                                1998               1997
                                                         ------------------- ------------------
    Cash and cash equivalents                                     $   77.5           $   93.2
    Total assets                                                     573.5              571.2
    Long-term debt                                                   406.1              406.4
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

(A) Certain minor reclassifications were made to the prior year financial statements to conform to the 1998 presentation.
(B) Before general and administrative expenses.


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